PNC Capital Markets LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities
Exchange Act of 1934
December 31, 2022

PNC Capital Markets LLC
Index
December 31, 2022



Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member of PNC Capital Markets LLC

Opinion on the Financial Statement - Statement of Financial Condition

We have audited the accompanying statement of financial condition of PNC Capital Markets LLC (the "Company") as of December 31, 2022, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2023

We have served as the Company's auditor since 2007.

PricewaterhouseCoopers LLP, 301 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

3

PNC Capital Markets LLC
Statement of Financial Condition
December 31, 2022

(in thousands)

Assets

Cash and cash equivalents	$	247,203
Cash and securities segregated under Federal and other regulations (see Note 6 for segregated securities)		8,567
Trade date receivable		248,637
Receivables from brokers, dealers and others		34,962
Receivables from customers		6,676
Other receivables (less allowance for credit losses: $660 thousand)		21,241
Securities owned - at fair value ($632.7 million pledged)		
Agency residential and commercial mortgage backed		893,448
State and municipal		79,826
Corporate debt		108,020
U.S. Treasury and government		58,796
Securities purchased under agreement to resell		274,657
Other assets		63,093
Total assets	**$**	**2,045,126**

Liabilities

Repurchase agreements	$	612,550
Securities sold not yet purchased - at fair value		
U.S. government and agencies		280,624
Other debt securities		50,355
Deferred revenue		3,262
Payable to brokers, dealers and others		8,503
Accrued salaries and benefits		65,479
Payable to customers		4,978
Other liabilities		33,463
Total liabilities		**1,059,214**
Member's equity		**985,912**
Total liabilities and member's equity	**$**	**2,045,126**

The accompanying notes are an integral part of this financial statement.

PNC Capital Markets LLC
Notes to Financial Statement
December 31, 2022

1. **Organization**

   PNC Capital Markets, LLC ("PNCCM" or the "Company") is a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). PNCCM is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

   The Company underwrites, deals and trades in corporate securities and state and municipal obligations. The Company also trades in U.S. government and agency securities, mortgage-backed securities, asset-backed securities, commercial paper, and money market instruments. In addition, the Company acts as an agent for affiliates of PNC and others in certain securities transactions and provides corporate finance services, including arranging loan syndications for PNC customers. The Company also provides investment banking and advisory services for its clients.

2. **Significant Accounting Policies**

   Basis of Financial Statement Presentation
   The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

   We prepared this financial statement using estimates and assumptions that affect the amounts reported. Our most significant estimates pertain to our fair value measurements. Actual results may differ from the estimates and the differences may be material to the financial statement.

   Cash and Cash Equivalents
   Cash and cash equivalents, includes cash held at PNC Bank, N.A. (PNC Bank), an affiliate and wholly owned subsidiary of PNC. Cash and cash equivalents also include money market funds, which are highly liquid investments that are readily convertible to cash and have a dollar-weighted average maturity of 60 days or less.

   Cash and Securities Segregated Under Federal and Other Regulations
   Cash and securities segregated under Federal and other regulations represent cash and securities held in Special Reserve Accounts for the Exclusive Benefit of Customers. These cannot be used in the ordinary operations of the business.

   Allowance for Credit Losses
   Our allowance for credit losses (ACL), in accordance with the Current Expected Credit Losses (CECL) standard requires the use of an expected credit loss methodology; specifically, current expected credit losses for the remaining life of the asset will be recognized at the time of the origination or acquisition. The in-scope assets, which consist of the Company's receivables, will be presented at the net amount expected to be collected after deducting the ACL from the amortized cost basis of the asset. These receivables generally settle in cash within one year of origination.

   Securities Transactions
   Securities transactions are recorded on a trade date basis. Securities are considered trading assets and are marked to fair value.

   In the normal course of business, the Company purchases securities under agreements to resell on terms which permit it to repledge or resell the securities to others. At December 31, 2022, the Company had obtained securities under resale agreements with a fair value of $272.7 million, substantially all of which have been either pledged or otherwise transferred to others in connection

with the Company's financing activities or to satisfy its commitments under short sales. In the normal course of business, securities owned by the Company may be pledged to others to collateralize the Company's financing activities.

Resale and Repurchase Agreements

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized by U.S. government and agency obligations and corporate bonds and are carried at amounts at which they will be subsequently resold or repurchased. Interest is accrued on resale and repurchase contract amounts.

It is the policy of the Company to take possession of securities purchased under agreements to resell. We monitor the market value of securities to be resold and additional collateral may be obtained where considered appropriate to protect against credit exposure. The counterparty on all repurchase and resale agreements at December 31, 2022 was PNC Bank.

Depreciation and Amortization

Premises and equipment, included within other assets on the Statement of Financial Condition, are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	Estimated Useful Lives (in years)
Furniture and equipment	5-10
Personal computers	3-4
Computer software	5
Internally developed software	1-5

Deferred Revenue

Deferred revenue represents funds received for transactions entered into which have not closed or funds received in advance for services performed on an annual basis. Revenue on these items is recognized as the transactions close or pro rata as the services are performed.

Fair Value

U.S. government and agency, state and municipal, corporate debt, futures contracts, financial derivatives and securities sold, not yet purchased are recorded on the Statement of Financial Condition at fair value. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Many of the Company's assets and liabilities are financial in nature and, therefore, the Company tends to be sensitive to interest rate and other market movements. Disruptions in the liquidity or changes in other factors affecting the financial markets could materially impact our performance and the valuation of certain assets and liabilities.

The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts are detailed in Note 10, Fair Value of Financial Instruments.

3. **Financial Derivatives**

Futures contracts represent commitments to purchase or sell securities at a specified date and price. These transactions are utilized by the Company to economically hedge against risk positions

associated with customer related trading activities. These transactions are subject to market risk, which arises from the inherent fluctuations in the market value of the underlying security to be delivered, and to credit risk, which results from the possibility that a counterparty may be unable to meet the terms of a contract in which the Company has a gain position. The Company's exposure to credit risk is limited as these transactions are executed on organized exchanges. Organized exchanges approve counterparties and require security deposits which reduce credit risk. At December 31, 2022, the Company had gross notional futures contract commitments to purchase U.S. government obligations of $7.5 million. At December 31, 2022, the Company had gross notional futures contract commitments to sell U.S. government obligations of $17.0 million. The unrealized loss on these instruments at December 31, 2022 was $64 thousand and is reflected net of cash paid as a component of other liabilities on the Statement of Financial Condition.

The Company enters into interest rate swap agreements with PNC Bank to manage interest rate risk. The total gross notional amount on the interest rate swap agreements outstanding at December 31, 2022 was $128.0 million. The cumulative unrealized gains and unrealized losses on these instruments at December 31, 2022 was $5.0 million and $312 thousand, respectively, which is included in other assets and other liabilities, respectively, on the Statement of Financial Condition. The Company received cash collateral of $4.8 million from PNC Bank related to these instruments at December 31, 2022.

The Company may use credit derivative contracts to mitigate against credit risk associated with commercial mortgage backed security positions. The total gross notional amount on the credit derivative contracts outstanding at December 31, 2022 was $50.0 million. The Company pledged cash collateral of $677 thousand to a third party related to these instruments at December 31, 2022.

The Company also utilizes forward contracts with third parties and with PNC Bank in the form of TBA ("To Be Announced") securities relating to mortgage-backed instruments and municipal underwriting positions. The total gross notional amount on the forward contracts at December 31, 2022 was $3.2 billion. The cumulative unrealized gains and losses on these instruments at December 31, 2022 was $9.7 million and $10.2 million, respectively. The unrealized gains and losses are included in other assets and other liabilities, respectively, on the Statement of Financial Condition. The Company has $19.4 million in other assets and $4.5 million in other liabilities of associated cash collateral with the Fixed Income Clearing Corporation.

We do not utilize a net presentation on the Statement of Financial Condition for those derivative financial instruments entered into with counterparties under legally enforceable master netting agreements. The master netting agreements reduce credit risk by permitting the closeout netting of various types of derivative instruments with the same counterparty upon the occurrence of an event of default. The master netting agreement also may require the exchange of cash or marketable securities to collateralize either party's net position. In certain cases, minimum thresholds must be exceeded before any collateral is exchanged. Collateral is typically exchanged daily based on the net fair value of the positions with the counterparty as of the preceding day.

The fair value of any securities held or pledged is not included in the net presentation on the Statement of Financial Condition. The following table shows the impact of legally enforceable master netting agreements on our derivative assets and derivative liabilities positions as of December 31, 2022. The table also includes the fair value of any securities collateral held or pledged under these agreements. Cash and securities collateral amounts are included in the table only to the extent of the related net derivative fair values.

Refer to Note 4, Repurchase and Resale Agreements, for additional information related to resale and repurchase agreements offsetting.

Derivative Assets and Liabilities Offsetting

December 31, 2022	Gross Fair Value Derivative Assets	Amounts Offset Under Master Netting Agreements		Net Fair Value Derivative Assets	Collateral Held Under Master Netting Agreements	Net Amounts
(in thousands)		Fair Value Offset Amount	Cash Collateral			
Derivative assets						
Interest rate contracts (c)	$ 4,985	$ —	$ —	$ 4,985	$ 4,800	$ 185
Futures	538	—	—	538	—	538
TBA contracts (d)	9,732	—	—	9,732	4,489	5,243
Total derivative assets	$ 15,255	$ —	$ —	$ 15,255 (a)	$ 9,289	$ 5,966

December 31, 2022	Gross Fair Value Derivative Liabilities	Amounts Offset Under Master Netting Agreements		Net Fair Value Derivative Liabilities	Collateral Pledged Under Master Netting Agreements	Net Amounts
(in thousands)		Fair Value Offset Amount	Cash Collateral			
Derivative liabilities						
Interest rate contracts (c)	$ 312	$ —	$ —	$ 312	$ —	$ 312
TBA contracts (d)	10,235	—	—	10,235	10,235	—
Total derivative liabilities	$ 10,547	$ —	$ —	$ 10,547 (b)	$ 10,235	$ 312

(a) Represents the derivative asset value included in other assets on the Statement of Financial Condition.
(b) Represents the derivative liability value included in other liabilities on the Statement of Financial Condition.
(c) If we had applied netting by our counterparties, our net liability would have been $127 thousand.
(d) If we had applied netting by our counterparties, our net asset and net liability would have been $4.8 million and $4.4 million, respectively, before consideration for Collateral Pledged Under Master Netting Agreements.

In addition to using master netting arrangements and related collateral agreements to reduce credit risk associated with derivative instruments, we also seek to minimize credit risk by entering into transactions with counterparties with high credit ratings and by using internal credit approvals, limits, and monitoring procedures. Collateral may also be exchanged under certain derivative agreements that are not considered master netting agreements.

Any nonperformance risk, including credit risk, is included in the determination of the estimated net fair value of the derivatives.

4. **Repurchase and Resale Agreements**

As discussed in Note 2, the Company enters into repurchase and resale agreements where we transfer securities to/from PNC Bank, a related party, with the agreement to repurchase/resell those securities at a future date for a specified price. Repurchase and resale agreements are treated as collateralized financing transactions for accounting purposes and are generally carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued

interest. Our policy is to take possession of securities purchased under agreements to resell. We monitor the market value of securities to be resold and additional collateral (see resale agreements securities collateral and net amounts in chart below) may be obtained where considered appropriate to protect against credit exposure.

The table below shows the amounts owed under resale and repurchase agreements. Refer to Note 10, Fair Value of Financial Instruments, for additional information regarding the resale and repurchase agreements. We do not present any repurchase and resale agreements entered into with the same counterparty under a master netting agreement on a net basis on our Statement of Financial Condition.

Refer to Note 3, Financial Derivatives, for additional information related to offsetting of financial derivatives.

Resale and Repurchase Agreements Offsetting

December 31, 2022 (in thousands)	Gross Resale and Repurchase Agreements		Amounts Offset Under Master Netting Agreements		Net Resale and Repurchase Agreements		Securities Collateral Held/ Posted Under Master Netting Agreements (a)		Net Amounts	
Resale Agreements	$	274,657	$	—	$	274,657 (b)	$	272,672	$	1,985
Repurchase Agreements	$	612,712	$	—	$	612,712 (c)	$	612,712	$	—

(a) Represents the fair value of securities collateral purchased or sold, up to the amount owed under the agreement, for agreements supported by a legally enforceable master netting agreement.

(b) Represents the resale agreement amount included in securities purchased under agreement to resell on the Statement of Financial Condition at December 31, 2022.

(c) Represents the repurchase agreement amount included in repurchase agreements on the Statement of Financial Condition and the related accrued interest expense in the amount of $162 thousand at December 31, 2022, which is included in other liabilities on the Statement of Financial Condition.

The following table summarizes our gross repurchase agreements as of December 31, 2022 by type of collateral pledged. All repurchase agreements have remaining contractual maturities that are classified as overnight or continuous as of December 31, 2022. Overnight repurchase agreements have a one-day maturity while continuous repurchase agreements have no fixed maturity date and are cancellable by either party at any time.

Repurchase Agreements by Type of Collateral Pledged

December 31, 2022

(in thousands)

Gross Repurchase Agreements (a) (b)		
U.S. Treasury and government securities	$	29,934
Residential mortgage-backed agency securities		554,304
Commercial mortgage-backed agency securities		28,474
Total	$	612,712

(a) Represents the repurchase agreement amount included in repurchase agreements on the Statement of Financial Condition and the related accrued interest expense in the amount of $162 thousand at December 31, 2022, which is included in other liabilities on the Statement of Financial Condition.

(b) Repurchase agreement collateral represents settlement date positions at December 31, 2022.

5. Receivables From and Payables to Brokers, Dealers, and Others

Receivables from and payables to brokers, dealers, and others recorded at cost arise from the settlement of securities transactions and consist of the following at December 31, 2022:

(in thousands)	Receivables		Payables	
Fails to deliver/receive	$	8,033	$	392
Amounts due from/to brokers and dealers related to underwriting		24,881		8,039
Other amounts due from/to brokers and dealers		2,048		72
Total	$	34,962	$	8,503

6. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, required capital is the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2022, the Company had net capital of $812.0 million, which was $811.7 million in excess of its required net capital of $250 thousand.

The Company paid dividends of $210 million in 2022 to its Parent. The Company also complied with applicable regulatory notification requirements for these dividends.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2022, qualified securities designated for the exclusive benefit of customers totaled $5.8 million. In addition, the Company maintained $2.8 million in cash for the exclusive benefit of customers. These balances are included in cash and securities segregated under Federal and other regulations on the Statement of Financial Condition.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related protection standards. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies. Please see the Compliance Report of PNC Capital Markets LLC and the Report of the Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2022, available at the principal office of the Securities and Exchange Commission in Washington, DC, and the Philadelphia regional office of the Securities and Exchange Commission, for a material weakness in Internal Control Over Compliance with FINRA Rule 2231 that was identified.

7.   **Related-party Transactions**

Cash and cash equivalents include cash on deposit with PNC Bank of $31.0 million. Cash and securities segregated under federal and other regulations includes $5.8 million of qualified securities designated for the exclusive benefit of customers, which is held in an account with PNC Bank. Included in securities owned at fair value are corporate debt securities issued by PNC in the amount of $14.4 million and included in securities sold, not yet purchased are corporate debt securities issued by PNC Bank in the amount of $2.8 million.

Short-term funding is provided by PNC through a $500 million subordinated line of credit. The line of credit bears interest at the approximate interest rate equal to PNC's fully loaded blended long-term debt rate. At December 31, 2022, the Company had no outstanding balance under the line of credit. Borrowings under the line of credit do not qualify as regulatory net capital.

Overnight funding is provided by PNC Bank through lines of credit of $1.0 billion and $500 million. The lines of credit bear interest at the Overnight Bank Funding Rate plus 100 basis points. The lines also bear a 10 basis point charge for unused portions. At December 31, 2022, the Company had total obligations, including fees, of $383 thousand under the lines of credit, which is reflected in other liabilities on the Statement of Financial Condition.

The Company performs syndication services and other placement services for third party clients of PNC Bank.

The Company pays monthly fees to PNC and PNC Bank for occupancy, overhead and administrative services. The Company had a payable due to PNC Bank for overhead and administrative services of $5.7 million at December 31, 2022, which is reflected in other liabilities on the Statement of Financial Condition.

The Company utilizes forward contracts with PNC Bank in the form of TBA ("To Be Announced") securities as described in Note 3. The total gross notional amount on the forward contracts at December 31, 2022 was $169.3 million. The cumulative unrealized gains and losses on these instruments at December 31, 2022 was $4.9 million and $2.1 million, respectively. The unrealized gains and losses are included in other assets and other liabilities, respectively, on the Statement of Financial Condition.

During the normal course of business, the Company may execute transactions with PNC Bank to purchase securities under agreement to resell or sell securities under agreement to repurchase. In addition, the Company may also provide or receive various other advisory, referral, or administrative services to or from PNC affiliated entities.

The Company participated in the PNC single employer pension plan as described in Note 8. The Company had a payable due to PNC for its required contribution of $27.4 million at December 31, 2022, which is reflected in accrued salaries and benefits on the Statement of Financial Condition. The Company also had a payable due to PNC for post-retirement benefits of $1 thousand at December 31, 2022, which is reflected in accrued salaries and benefits on the Statement of Financial Condition.

Other receivables and liabilities with affiliates not discussed elsewhere of $642 thousand and $1.4 million, respectively, were recognized in the Statement of Financial Condition at December 31, 2022.

PNC Capital Markets LLC
Notes to Financial Statement
December 31, 2022

8. Employee Benefit Plans

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. PNC sponsors a noncontributory, qualified defined benefit pension plan (the "PNC defined benefit pension plan"). Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for those employees who were plan participants on December 31, 2009 are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. All plan participants earn interest on the cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a minimum rate. New participants on or after January 1, 2010 are not subject to the minimum rate. The plan provides for a minimum annual earnings credit amount of $2,000, subject to eligibility criteria.

PNC also maintains nonqualified supplemental retirement plans for certain employees and provides certain health care and life insurance benefits for qualifying retired employees (the "Postretirement Benefits") through various plans. PNC reserves the right to terminate or make changes to these plans at any time. The nonqualified pension plans are unfunded. PNC established a voluntary employee beneficiary association (VEBA) to partially fund postretirement medical and life insurance benefit obligations. There are no separate plans solely for the employees of the Company.

The PNC defined benefit pension plan and the Postretirement Benefits are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits. As of December 31, 2022, assets of the PNC qualified defined benefit pension plan were $5.4 billion and the projected benefit obligation was $4.5 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit payments are paid from the trust. PNC's required contribution for 2023 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

9. Stock Based Compensation Plans

PNC has long-term incentive award plans (Incentive Plans) that provide for the granting of incentive shares/performance units, restricted shares, restricted share units, other share-based awards and dollar denominated awards to executives. Certain Incentive Plan awards may be paid in stock, cash or a combination of stock and cash. PNC typically grants a substantial portion of its stock-based compensation awards during the first quarter of each year.

Shares of PNC common stock available during the next year for the granting of options and other awards under the PNC Incentive Plans were approximately 18 million at December 31, 2022. Total shares of PNC common stock authorized for future issuance under all PNC equity compensation plans totaled approximately 20 million shares at December 31, 2022.

Certain employees of the Company receive awards/units under the PNC Incentive Plans.

Restricted Share/Restricted Share Unit Awards

The fair value of nonvested restricted share/restricted share unit awards is initially determined based on prices not less than the market value of PNC's common stock price on the date of grant with a reduction for estimated forfeitures.

The weighted-average grant-date fair value of restricted share unit awards granted in 2022 was $208.71 per share. The total intrinsic value of restricted share/restricted share unit awards vested and released during 2022 was $7.6 million.

Nonvested Restricted Share/Restricted Share Unit Awards – Rollforward

	Nonvested Restricted Share/ Restricted Share Units	Weighted-Average Grant Date Fair Value
December 31, 2021	96,632	$ 144.98
Granted	39,788	208.71
Vested/Released	(37,185)	124.61
Forfeited	(1,146)	175.02
December 31, 2022	98,089	$ 178.20

10. Fair Value of Financial Instruments

Fair Value Measurement
Fair value is defined in GAAP as the price that would be received to sell an asset or the price that would be paid to transfer a liability on the measurement date. GAAP focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. GAAP establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below.

Level 1   Fair value is determined using a quoted price in an active market for identical assets or liabilities. Level 1 assets and liabilities may include debt securities, equity securities and listed derivative contracts that are traded in an active exchange market and certain U.S. Treasury securities that are actively traded in over-the-counter markets.

Level 2   Fair value is estimated using inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly or indirectly. Level 2 assets and liabilities may include debt securities, equity securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs.

Level 3   Fair value is estimated using unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing services, pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

We characterize active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads and where dealer quotes received do not vary widely and are based on current information. Inactive markets are typically characterized by low transaction volumes, price quotations that vary substantially among market participants or are not based on current information, wide bid/ask spreads, a significant increase in implied liquidity risk premiums, yields, or performance indicators for observed transactions or quoted prices compared to historical periods, a significant decline or absence of a market for new issuance, or any combination of the above factors. We also consider nonperformance risks including credit risk as part of our valuation methodology for all assets and liabilities measured at fair value.

Securities are classified within the fair value hierarchy after giving consideration to the activity level in the market for the security type and the observability of the inputs used to determine the fair value. When a quoted price in an active market exists for the identical security, this price is used to determine fair value and the security is classified within Level 1 of the hierarchy. Level 1 securities include certain U.S. Treasury securities. When a quoted price in an active market for the identical security is not available, fair value is estimated using either an alternative market approach, such as a recent trade or matrix pricing, or an income approach, such as a discounted cash flow pricing model. If the inputs to the valuation are based primarily on market observable information, then the security is classified within Level 2 of the hierarchy. Level 2 securities include agency residential mortgage-backed securities, agency commercial mortgage-backed securities, municipal securities, and other debt securities. Level 2 securities are predominantly priced by or validated against third parties, either a pricing vendor or dealer.

In certain cases where there is limited activity or less transparency around the inputs to the valuation, securities are classified within Level 3 of the hierarchy. Certain infrequently traded financial instruments are classified in Level 3. The significant unobservable inputs used to estimate the fair value of these securities include an estimate of expected credit losses and a discount for liquidity risk. These inputs are incorporated into the fair value measurement by either increasing the spread over the benchmark curve or by applying a credit and liquidity discount to the par value of the security. Significant increases (decreases) in credit and/or liquidity risk could result in a significantly lower (higher) fair value estimate. Assets and liabilities measured at fair value on a recurring basis are summarized below.

PNC Capital Markets LLC
Notes to Financial Statement
December 31, 2022

The following table represents assets and liabilities measured at fair value on a recurring basis at December 31, 2022:

(in thousands)	Level 1	Level 2	Level 3	Assets/ Liabilities Measured at Fair Value
Assets				
Financial derivatives				
TBA derivatives	$ —	$ 9,732	$ —	$ 9,732
Interest rate derivatives	—	4,985	—	4,985
Futures	538	—	—	538
Total financial derivatives	538	14,717	—	15,255
Securities owned at fair value				
Trading securities				
Debt				
U.S. Treasury and government (a)	$ 64,576	$ —	$ —	$ 64,576
Residential mortgage-backed agency	—	811,631	—	811,631
Commercial mortgage-backed agency	—	81,817	—	81,817
State and municipal	—	79,826	—	79,826
Corporate debt	—	108,020	—	108,020
Total trading securities	64,576	1,081,294	—	1,145,870
Total assets	$ 65,114	$ 1,096,011	$ —	$ 1,161,125
Liabilities				
Financial derivatives				
TBA derivatives	$ —	$ 10,235	$ —	$ 10,235
Interest rate derivatives	—	312	—	312
Total financial derivatives	—	10,547	—	10,547
Securities sold not yet purchased				
Debt				
U.S. government and agencies	$ 251,552	$ 29,072	$ —	$ 280,624
Corporate debt	—	50,355	—	50,355
Total securities sold not yet purchased	251,552	79,427	—	330,979
Total liabilities	$ 251,552	$ 89,974	$ —	$ 341,526

(a) Includes $5.8 million qualified securities designated for the exclusive benefit of customers (See Note 6).

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2022:

Reconciliation of Level 3 Fair Value Financial Instruments Owned at Fair Value

(in thousands)	
Level 3 Instruments Only	
Balance at beginning of year	$ 1,090
Contingent consideration payable adjustment	(1,090)
Balance at December 31, 2022	$ —

The following represents additional fair value information related to financial instruments:

December 31, 2022

(in thousands)	Carrying Amount	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and due from bank (a)	$ 33,776	$ 33,776	$ 33,776	$ —	$ —
Short-term assets	307,082	307,082	25,151	281,931	—
Money market mutual fund	216,213	216,213	216,213		—
Trading securities (b)	1,145,870	1,145,870	64,576	1,081,294	—
Financial derivatives					
Not designated as hedging instruments under GAAP	15,255	15,255	538	14,717	—
Total financial instruments	$ 1,718,196	$ 1,718,196	$ 340,254	$ 1,377,942	$ —
Liabilities					
Borrowed funds and other	$ 963,299	$ 963,299	$ 262,798	$ 700,501	$ —
Financial derivatives					
Not designated as hedging instruments under GAAP	10,547	10,547		10,547	—
Total financial instruments	$ 973,846	$ 973,846	$ 262,798	$ 711,048	$ —

(a) Includes $2.8 million in restricted cash for the exclusive benefit of customers (See Note 6).
(b) Includes $5.8 million qualified securities designated for the exclusive benefit of customers (See Note 6).

During 2022, there were no transfers of assets or liabilities between Levels 1 and 2.

The aggregate fair values in the table above do not represent the total market value of PNCCM's assets and liabilities, as the table excludes the following:
* Real and personal property,
* Other assets and reserves,
* Other accrued expenses, and
* Other general liabilities.

We used the following methods and assumptions to estimate fair value amounts for financial instruments.

General
For short-term financial instruments realizable in three months or less, the carrying amount reported on our Statement of Financial Condition approximates fair value. Unless otherwise stated, the rates used in discounted cash flow analyses are based on market yield curves.

Cash and Cash Equivalents
The carrying amounts reported on our Statement of Financial Condition for cash and cash equivalents approximate fair values. For purposes of this disclosure only, cash and cash equivalents includes the following:
* Cash on deposit with PNC Bank and
* Restricted deposit with unaffiliated bank.

Cash and due from banks are classified as Level 1.

Money market mutual fund is presented as a separate line as Level 1.

Short-Term Assets
The carrying amounts reported on our Statement of Financial Condition for short-term investments approximate fair values primarily due to their short-term nature. For purposes of this disclosure only, short-term assets include the following:
- Resale agreements,
- Cash collateral, and
- Accrued interest receivable

Short-term assets are classified as Level 1 and Level 2.

Trading Securities
For trading securities, we primarily use prices obtained from pricing services, dealer quotes or recent trades to determine the fair value of securities. As of December 31, 2022, all of the positions in these portfolios were priced by or validated against pricing data provided by third-party vendors. The third-party vendors use a variety of methods when pricing securities that incorporate relevant market data to arrive at an estimate of what a buyer in the marketplace would pay for a security under current market conditions. One of the vendor's prices are set with reference to market activity for highly liquid assets, such as U.S. Treasury and agency securities and agency mortgage-backed securities, and matrix pricing for other asset classes, such as commercial mortgage and other asset-backed securities. Another vendor primarily uses pricing models considering adjustments for ratings, spreads, matrix pricing and prepayments for the instruments we value using this service, such as agency adjustable rate mortgage securities, agency CMOs, commercial mortgage-backed securities, and municipal bonds. Management uses various methods and techniques to validate prices, including reference to third-party sources, by reviewing valuations of comparable instruments, or by comparison to internal valuations.

Borrowed Funds and Other
The carrying amounts of repurchase agreements, trading securities sold short, short-term borrowings, cash collateral payable, and accrued interest and fees payable are considered to be their fair value because of their short-term nature. For all other borrowed funds, fair values are estimated using either prices obtained from third-party vendors or an internally developed discounted cash flow approach taking into consideration our current incremental borrowing rates for similar instruments.

Financial Derivatives
The majority of derivatives that we enter into are executed over-the-counter and are valued using internal models. These derivatives are classified as Level 2 as the readily observable market inputs to these models are validated to external sources. The external sources for these inputs include industry pricing services, or are corroborated through recent trades, dealer quotes, yield curves, implied volatility or other market-related data. Level 2 financial derivatives are primarily estimated using a combination of Eurodollar future prices and observable benchmark interest rate swaps to construct projected discounted cash flows. Level 1 financial derivatives are active exchange-traded futures and options contracts.

11. **Financial Instruments With Market and Credit Risk**

The Company enters into various transactions involving financial instruments with market and credit risk, including securities sold not yet purchased and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and conduct related hedging activities, and are subject to varying degrees of market and credit risk.

The obligation for securities sold not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the financial statement. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to market and credit risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12.   **Litigation**

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates, both that a loss is probable, and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. When we are able to do so, we also determine estimates of possible losses or ranges of possible losses, whether in excess of any related accrued liability or where there is no accrued liability, for disclosed legal proceedings.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued or this aggregate amount.

In our experience, legal proceedings are inherently unpredictable. In many legal proceedings, various factors exacerbate this inherent unpredictability, including, among others, one or more of the following: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the plaintiff is seeking relief other than or in addition to compensatory damages; the matter presents meaningful legal uncertainties, including novel issues of law; we have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; and there are a large number of parties named as defendants (including where it is uncertain how liability, if any, will be shared among multiple defendants). As a result, we may not always be able to estimate possible losses or ranges of possible losses for every matter that we disclose.

The Company is the subject of investigations, audits and other forms of regulatory and governmental inquiries covering a broad range of issues in our business, in some cases as part of reviews of specified activities at multiple industry participants. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses and collateral costs.

The Company and persons to whom we may have indemnification obligations, in the normal course of business, are subject to various pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. We do not anticipate, at the present time, that

the ultimate aggregate liability, if any, arising out of such legal proceedings will have a material adverse effect on our financial position. However, we cannot now determine whether or not any claims asserted against us or others to whom we may have indemnification obligations will have a material adverse effect on our results of operations in any future reporting period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

13. Commitments and Contingencies

The Company enters into subscription services with remaining terms of less than two years with certain renewal options for like terms. At December 31, 2022, future minimum amounts under these agreements aggregated to $2.9 million. Minimum amounts for the years 2023 and 2024 are $2.0 million and $891 thousand, respectively. There are no commitments after 2024.

As of December 31, 2022, the Company has recorded a right of use asset of $211 thousand and a lease liability associated with future payments due under the lease of $297 thousand for a general office lease with a remaining term of less than three years.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company enters into underwriting and when-issued commitments. At December 31, 2022, the Company had $185 million of commitments associated with funding obligations settling in January 2023.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within regular way trading conventions as determined by the type of transaction. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's financial statement in 2022.

14. Fee-Based Revenue From Contracts With Customers

A subset of our noninterest income relates to certain fee-based revenue within the scope of ASC Topic 606 – Revenue from Contracts with Customers (Topic 606). The objective of the standard is to clarify the principles for recognizing revenue from contracts with customers across all industries and to develop a common revenue standard under GAAP.

Underwriting Fees
Receivables associated with underwriting fees are discussed in Note 5, Receivables from and Payables to Brokers, Dealers, and Others. Receivables associated with corporate security underwritings typically settle within 90 days following the syndicate settlement date.

Structuring Fees
Receivables associated with asset based finance lending contracts of $6.7 million as of December 31, 2022 are included within other receivables on the Statement of Financial Condition.

Bond Remarketing Fees

Receivables associated with bond remarketing activities of $847 thousand as of December 31, 2022 are included within other receivables on the Statement of Financial Condition.

15.   Subsequent Events

The Company has conducted a review for any additional significant subsequent events through March 1, 2023, that would require additional disclosures. During the Company's review, it was determined that no additional significant subsequent events have occurred that would require additional disclosures in these notes to the financial statement at December 31, 2022.